UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 28, 2016

Commission File Number: 001-12510

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of registrant as specified in its charter)

ROYAL AHOLD DELHAIZE

(Translation of registrant’s name into English)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K is furnished by Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize”) to the U.S. Securities and Exchange Commission (the “SEC”) using the EDGAR format type 8-K12G3 as notice that Ahold Delhaize is the successor issuer to Etablissements Delhaize Frères et Cie “Le Lion” (Group Delhaize) (“Delhaize”) under Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the ordinary shares of Ahold Delhaize are deemed registered under Section 12(g) of the Exchange Act.

Effective on July 24, 2016, Delhaize merged (the “Merger”) with and into Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), pursuant to the terms of the merger agreement entered into on June 24, 2015, between Ahold and Delhaize (the “Merger Agreement”). Following the Merger, the separate corporate existence of Delhaize ceased, and Ahold continued as the sole surviving company under the name “Koninklijke Ahold Delhaize N.V.” As a result, future filings with the SEC will be made by Ahold Delhaize (and no longer by Ahold or Delhaize).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD DELHAIZE N.V.

By:	/s/ Jeff Carr
Name:	Jeff Carr
Title:	EVP & CFO

Date: July 28, 2016